FEDERAL SERVICES ACQUISITION CORPORATION

900 THIRD AVENUE, 33RD FLOOR

NEW YORK, NEW YORK 10022

October 21, 2005

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Federal Services Acquisition Corporation
Registration Statement on Form S-1
File No. 333-124638
Filed: October 20, 2005

Ladies and Gentlemen:

At the request of the Staff of the Securities and Exchange Commission (the “Commission”), Federal Services Acquisition Corporation, a Delaware corporation (the “Company”), hereby confirms that:

•         Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Company’s Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing of the Company’s Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

FEDERAL SERVICES ACQUISITION CORPORATION

By:	/s/ Joel R. Jacks
Joel R. Jacks
Chairman and Chief Executive Officer